UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

No 43-2, Jalan Besar Kepong,

Pekan Kepong, 52100 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On March 6, 2025, SAGTEC GLOBAL LIMITED, a British Virgin Islands exempted company (the “Company”), entered into an underwriting agreement with The Benchmark Company, LLC, as representative (the “Representative”) of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment initial public offering (the “IPO”) an aggregate of 1,750,000 ordinary shares, no par value (the “Ordinary Shares”), at offering price of $4.00 per share. The Company has also granted the Underwriters a 30-day option to purchase up to an additional 262,500 Ordinary Shares solely to cover over-allotments, if any. The underwriting agreement is attached hereto as Exhibit 1.1 and is incorporated by reference herein.

As compensation for the Underwriters in the IPO, the Company issued to the Representative warrants (the “Representative’s Warrants”), a copy of which is attached as Exhibit 4.1 hereto and is incorporated by reference herein, to purchase up to 87,500 Ordinary Shares with an exercise price of $4.00 per share, exercisable at any time and from time to time, in whole or in part, during the four and a half-year period commencing six months from the commencement of sales of the IPO.

The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-284053), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 26, 2024, as amended (the “Registration Statement”). The Registration Statement was declared effective by the SEC on March 6, 2025. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “SAGT” on March 7, 2025. On March 10, 2025, the Company closed its IPO.

In connection with the IPO, the Company issued a press release on March 6, 2025 announcing the pricing of the IPO and a press release on March 10, 2025 announcing the closing of the IPO. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

Date: March 10, 2025	By:	/s/ Ng Chen Lok
	Name:	Ng Chen Lok
	Title:	Chairman, Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement dated March 6, 2025 between the Company and The Benchmark Company, LLC, as representative of the several underwriters
4.1	Representative’s Warrant dated March 10, 2025
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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